# SEC Schedule 13D/A (Amendment No. 52) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NatWest Group plc, CIK 0000844150
CUSIP: 639057207
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Gogarburn, PO Box 1000, Edinburgh, United Kingdom (X0), EH12 1HQ
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0001104659-24-122474
Filed by CIK 0001451785
Persons authorized to receive notices and communications: Simon Man, 1 Horse Guards Road, London, United Kingdom (X0), SW1A 2HQ, 44-20-7270-5000

## Reporting persons
- HM Treasury (CIK 0001451785): type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 2,251,068,500; sole dispositive power 0; shared dispositive power 2,251,068,500; aggregate amount beneficially owned 2,251,068,500 (6.98% of the class)
  Comment: See Form TR-1 filed as an Exhibit.
- UK Government Investments Ltd: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 2,251,068,500; sole dispositive power 0; shared dispositive power 2,251,068,500; aggregate amount beneficially owned 2,251,068,500 (6.98% of the class)
  Comment: UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury). See Form TR-1 filed as an Exhibit.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: NatWest Group plc
Address of issuer's principal executive offices: Gogarburn, PO Box 1000, Edinburgh, United Kingdom (X0), EH12 1HQ
Comment: In lieu of providing the information called for by Schedule 13D, His Majesty's Treasury and UK Government Investments Limited are furnishing as an exhibit a copy of "TR-1: Notification of Major Interest in Shares", which is the standard form for any notification required to be delivered under the UK Disclosure Guidance and Transparency Rules to (among others) an issuer whose shares are admitted to trading on a UK regulated market (and to the UK Financial Conduct Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

## Item 2. Identity and Background
Name of person filing: See Form TR-1 filed as an Exhibit.
Residence or business address: See Form TR-1 filed as an Exhibit.
Present principal occupation or employment: See Form TR-1 filed as an Exhibit.
Criminal convictions in the last five years: See Form TR-1 filed as an Exhibit.
Civil proceedings (securities laws) in the last five years: See Form TR-1 filed as an Exhibit.
Citizenship: See Form TR-1 filed as an Exhibit.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Form TR-1 filed as an Exhibit.

## Item 4. Purpose of Transaction
Purpose of transaction: See Form TR-1 filed as an Exhibit.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Form TR-1 filed as an Exhibit.
Number of shares as to which each person has sole or shared power to vote or dispose: See Form TR-1 filed as an Exhibit.
Transactions in the class effected during the past sixty days: See Form TR-1 filed as an Exhibit.
Other persons with the right to receive dividends or sale proceeds: See Form TR-1 filed as an Exhibit.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Form TR-1 filed as an Exhibit.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Form TR-1 filed as an Exhibit.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: In lieu of providing the information called for by Schedule 13D, His Majesty's Treasury and UK Government Investments Limited are furnishing as an exhibit a copy of "TR-1: Notification of Major Interest in Shares", which is the standard form for any notification required to be delivered under the UK Disclosure Guidance and Transparency Rules to (among others) an issuer whose shares are admitted to trading on a UK regulated market (and to the UK Financial Conduct Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

## Signatures
- HM Treasury: /s/ Mario Pisani, Mario Pisani, Deputy Director, Financial Stability (02/18/2025)
- UK Government Investments Ltd: /s/ Holger Vieten, Holger Vieten, Director, Financial Institutions Group (02/18/2025)